Exhibit 99.1

Explanation of Responses:

(1) The shares of the Issuer’s Series B-2 Convertible Preferred Stock, par value $0.001 per share to which this filing relates (the “Preferred Stock”) are convertible at the election of the holders, at any time, into shares of Common Stock at an initial conversion price of $1.15 per share.  The conversion price for the Preferred Stock is subject to customary anti-dilution adjustments for stock splits, dividends and the like.  After June 16, 2011, the Company will have the right to force the shares of Preferred Stock to convert into shares of Common Stock if (i) the Common Stock trading volume averages 150,000 shares per trading day over a 30 trading day period and (ii) the daily volume weighted average price per share of the Common Stock exceeds the product of 2.5 times the then-applicable conversion price for any 20 of the preceding 30 trading days.  There is no expiration on either the optional or mandatory conversion right.  After 7 years from the date the shares of Preferred Stock are originally issued, the holders of at least a majority of the then outstanding shares of Preferred Stock and shares of the Issuer’s Series B-1 Convertible Preferred Stock, par value $0.001 per share will have the right to require the Company to redeem their shares, in whole or in part, at a price per share equal to the original sale price per share plus any unpaid but accrued dividends.